FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 21, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued: Tuesday 21 October 2008, London UK

GlaxoSmithKline to acquire the leading dry mouth brand, Biotene

- Move strengthens therapeutic oral healthcare portfolio

GlaxoSmithKline Consumer Healthcare announced today that it ha s reached an agreement with Laclede, a privately held company, to purchase the leading Dry Mouth brand Biotene ® for $170 million. The transaction is subject to regulatory review by competition authorities in the United States and Europe, and is expected to complete by early 2009.

“The acquisition of Biotene extends our portfolio in therapeutic oral healthcare to include a proven treatment for Dry Mouth,” said John Clarke, President, GSK Consumer Healthcare. “This opportunity leverages our global capability with dental and medical professionals and is a further step towards our goal in GSK of building and growing a diversified healthcare business.”

Biotene is the world’s number one dentist and hygienist-recommended Dry Mouth product for the growing population that suffers from this condition. Biotene is a brand in strong growth, with global sales in 2007 of around $50 million up 17% . Approximately 65% of the brand’s current sales are in the United States.

Dry Mouth, a condition known as Xerostomia, is a significant health issue associated with chronic medical conditions that include diabetes, rheumatoid arthritis, Sjogren’s syndrome and Parkinson’s disease. Additionally, cancer chemotherapy or radiation treatment, as well as any of more than 400 medications that, as a side-effect, can cause Dry Mouth. Globally, Dry Mouth is as prevalent as dental sensitivity, affecting around one-in-five adults.

Biotene joins a world-class portfolio of Oral Healthcare Brands, including:

•	Aquafresh ®, Odol-med ®, Binaca®, a leading range of toothpastes, toothbrushes, mouthwashes and whitening products

•	Corsodyl® , Chlorhexamed® gingivitis treatment

•	Paradontax, a toothpaste for healthy gums

•	Polident ®, Corega ®, a range of denture cleansers

•	Poli Grip ®, Corega ®, a range of denture adhesives

•	Sensodyne ®, the leading toothpaste to treat dental hyper-sensitivity

How Biotene works

Biotene is a proprietary system founded on three enzymes: glucose oxidase, lactoperoxidase and lysozme, each found in healthy saliva. The augmentation of these enzymes through the introduction of Biotene into an oral healthcare regimen aids the symptomatic relief of Dry Mouth. The Biotene range includes mouthwash, toothpaste, gel, spray and gum formulations for convenient, effective relief. New innovation in 2008 added additional enzymes that attack and breakdown plaque biofilm.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

Simon Bicknell
Company Secretary

21 October 2008

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Alice Hunt	(020) 8047 5502
	Gwenan White	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2007.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 21, 2008

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc